UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November, 2019 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ ]

EXPLANATORY NOTE

On October 30, 2019, TransGlobe Energy Inc. (the “Registrant”) furnished to the SEC a Report of Foreign Issuer on Form 6-K, Commission File No. 001-31891 (the “Original Filing”). Due to a printer error, Exhibit 1 - Press Release: TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD QUARTER 2019 FINANCIAL AND OPERATING RESULTS to the Original Filing inadvertently omitted a condensed consolidated interim statement of cash flows, and due to an administrative error, Exhibit 2 - Form 52-109F2 CEO Q3 2019 and Exhibit 3 - Form 52-109F2 CFO Q3 2019 to the Original Filing inadvertently referenced incorrect dates. The Registrant is furnishing this Amendment No. 1 to the Original Filing solely for the purposes of replacing the exhibits with those attached hereto.

Except as set forth above, the Registrant has not modified or updated disclosures presented in the Original Filing to reflect events or developments that have occurred after the date of the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that have occurred or facts that have become known to the Registrant after the Original Filing (other than as discussed above), and such forward-looking statements should be read in their historical context. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Registrant’s other filings made with the SEC subsequent to the filing of the Original Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: November 1, 2019	By: /s/ Eddie Ok
Eddie Ok
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1*	Press Release: TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD QUARTER 2019 FINANCIAL AND OPERATING RESULTS
2*	Form 52-109F2 CEO Q3 2019
3*	Form 52-109F2 CFO Q3 2019
4**	Q3 2019 MD&A
5**	Q3 2019 Interim Report
6**	Q3 2019 Financial Statements

* Furnished herewith
** Previously furnished as exhibits to the Original Filing.